Chanson International Holding

September 2, 2022

Via EDGAR

Division of Corporation Finance

Office of Manufacturing

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attention:	Ernest Greene
Anne McConnell
Geoff Kruczek
Jay Ingram

Re:	Chanson International Holding
Amendment No. 4 to Registration Statement on Form F-1
Filed January 27, 2022
File No. 333-254909

Ladies and Gentlemen:

This letter is in response to the letter dated March 14, 2022 from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) addressed to Chanson International Holding (the “Company,” “we,” and “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. An amended Registration Statement on Form F-1 (“Amended Registration Statement No. 5”) is being filed to accompany this letter.

Prospectus Summary

Selected Condensed Consolidated Financial Schedule of Chanson International and Its Subsidiaries and VIEs, page 15

1. We note that your condensed consolidated financial schedules do not present certain major lines items. Please revise your condensed consolidated financial schedules to present additional major line items such as cost of revenue, equity in earnings (loss) of subsidiaries and VIEs, and related subtotals, and disaggregated intercompany amounts, such as separate line items for intercompany revenues, receivables, and payables based on fees the WFOE is entitled to under certain contractual agreements that comprise the VIE agreements. The objective of the disclosure is to allow an investor to evaluate the nature of assets held by, and the operations of, entities apart from the VIEs, as well as the nature and amounts associated with intercompany transactions. Any intercompany amounts should be presented on a gross basis and when necessary, additional disclosures about such amounts should be included in order to make the information presented not misleading. Please also revise the condensed consolidated financial schedules to provide separate columns for the WFOEs that are the primary beneficiary of the VIEs.

In response to the Staff’s comments, we revised our condensed consolidating financial schedules on pages 15 to 17 of Amended Registration Statement No. 5 to present additional major line items and provide separate columns for the WFOE that is the primary beneficiary of the VIEs.

In responding to your comments, the Company acknowledges that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Ying Li, Esq., of Hunter Taubman Fischer & Li LLC, at (212) 530-2206.

Very truly yours,

/s/ Cheng Chen
Name:	Cheng Chen
Title:	Chief Executive Officer and Director

cc:	Ying Li, Esq.
Hunter Taubman Fischer & Li LLC